September 25, 2007

Karl Hiller

Branch Chief

Securities and Exchange Commission

Washington, DC 20549-7010

Dear Mr. Hiller:

We previously expected to have a full response completed by September 15, 2007. The collection of information required has taken longer than we anticipated. Consequently, we now expect to complete our response by October 12, 2007.

Please contact me at (203) 358-5702 if you have any questions.

Sincerely,

Beverly A. Cummings

Chief Financial Officer